Exhibit 99.1

Tarena International, Inc. Announces Third Quarter 2018 Results

Third Quarter Net Revenues up by 23.2% Year-Over-Year

Third Quarter Student Enrollment of adults up by 20.1% Year-Over-Year
Third Quarter Student Enrollment in kid education programs up by 308.6% Year-Over-Year

Revise Full Year 2018 Net Revenues Guidance to RMB2,249-2,274 million

BEIJING, November 19, 2018 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Net revenues increased by 23.2% year-over-year to RMB699.9 million, from RMB568.2 million in the same period in 2017.

•	Gross profit increased by 13.3% year-over-year to RMB464.7 million, from RMB410.0 million in the same period in 2017.

•	Operating loss was RMB60.7 million, compared to an operating income of RMB94.5 million in the same period in 2017.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB27.2 million, compared to a non-GAAP operating income of RMB114.8 million in the same period in 2017.

•	Net loss was RMB86.5 million, compared to a net income of RMB97.0 million in the same period in 2017.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB53.1million, compared to a non-GAAP net income of RMB117.3 million in the same period in 2017.

•	Loss per American Depositary Share ("ADS") was RMB1.60. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB0.98. Each ADS represents one Class A ordinary share.

•	The Company repurchased 1,879,051 Class A ordinary shares from the open market for an aggregate consideration of US$15.9 million in the third quarter of 2018.

•	Cash, cash equivalents and time deposits totaled RMB657.0 million as of September 30, 2018, compared to RMB1,119.7 million as of December 31, 2017. In addition, the Company had RMB111.6 million in short term investments as of September 30, 2018.

•	Deferred revenue totaled RMB729.9 million as of September 30, 2018, compared to RMB302.2 million as of December 31, 2017, representing an increase of 141.6%. Kid education business contributed cash receipt of RMB138.9 million during the third quarter.

•	Total student enrollments in adult education business, defined as the total number of new students recruited and registered, in the third quarter of 2018 increased by 20.1% year-over-year to 43,513.

•	Total course enrollments in adult education business, defined as the cumulative number of courses enrolled in by our students, in the third quarter of 2018 increased by 7.2% year-over-year to 34,870.

•	Total number of learning centers in adult education business increased to 191 as of September 30, 2018, from 179 as of September 30, 2017.

•	Total number of learning centers for kid education business only increased to 117 as of September 30, 2018, from 24 as of September 30, 2017.
•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the third quarter of 2018 increased by 308.6% year-over-year to 14,670.

First Nine Month 2018 Highlights

•	Net revenues increased by 19.7% year-over-year to RMB1,624.0 million, from RMB1,356.8 million in the same period in 2017.

•	Gross profit increased by 6.7% year-over-year to RMB989.2 million, from RMB927.2 million in the same period in 2017.

•	Operating loss was RMB403.4 million, compared to an operating income of RMB96.3 million in the same period in 2017.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB308.7 million, compared to a non-GAAP operating income of RMB147.0 million in the same period in 2017.

•	Net loss was RMB433.1 million, compared to a net income of RMB110.2 million in the same period in 2017.

•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB338.4 million, compared to a non-GAAP net income of RMB160.9 million in the same period in 2017.

•	Loss per American Depositary Share ("ADS") was RMB7.79. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB6.08. Each ADS represents one Class A ordinary share.

•	The Company repurchased 3,177,350 Class A ordinary shares from the open market for an aggregate consideration of US$26.0 million in the first nine month in 2018.

•	Total student enrollments in adult education business, defined as the total number of new students recruited and registered, during the first nine month of 2018 increased by 17.7% year-over-year to111,298.

•	Total course enrollments in adult education business, defined as the cumulative number of courses enrolled in by our students, during the first nine month of 2018 increased by 8.4% year-over-year to 92,118.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, during the first nine month of 2018 increased by 361.8% year-over-year to 29,135.

•	On February 27, 2018, the Company acquired 100% of equity interest of Wuhan Haoxiaozi Robot Technology Co., Ltd, ("RTEC"), which provides K-12 robotics programming education services. The total consideration was RMB58.2 million in cash and the transaction was accounted for as a business combination.

“We are delighted to see Tarena’s kid education business has once again achieved higher than expected student enrollment. The student enrollment of kid education business continued rapid growth, achieving a more than 309% year over year increase totaling 14,670 students. By the end of the third quarter our kid education business grew to cover 46 cities with 124 learning centers. We have seen more learning centers making profits through our focus to improve enrollment and operating efficiency. We also continue to invest in kids course development and, by taking advantage of our IT education experiences that we has accumulated in the past decades, we have built a programming course system which is suitable for kids aged between 4 and 18.” Said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“I am also very pleased to see the student enrollment in adult education business maintained a growth rate over of 20%. Student recruitment through partnership with universities contributed a larger proportion of total enrollment growth for this quarter and will become another very important student acquisition channel that Tarena will focus on in the future. Given the growth from last year when the new business was launched, we foresee significant future potential of business partnership with universities, despite the fact that most of the students recruited from such partnership participate in multiple-year programs and part of the tuition revenue from such students has to be deferred to future years. Expansion of student acquisition through universities can help Tarena maintain growth in adult business when the overall IT market is adversely impacted by macroeconomic headwinds. We closed or merged 26 adult non-performing learning centers in the second and third quarters of 2018. After evaluating the impact of retail channel enrollment shortfalls due to market conditions and center closures, and the impact of revenue to be deferred to future years for the students acquired from university partnership, we revised full year 2018 net revenues guidance to RMB2,249 million to 2,274 million. In addition, we will keep focusing on resources utilization efficiency improvement to deliver better profitability from the traditional adult education business in the coming years.” Mr. Han added.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, said, “As part of our continued efforts to improve the operating efficiency of our adult education business, we closed 7 non-performing centers on a net basis. Our seat capacity increased to 62,698 as of September 30, 2018, representing a year over year increase of 8.0%. By optimizing seating layout, our seat utilization rate was 73.9% in the third quarter of 2018, slightly higher than the utilization rate of 73.7% during the same period last year. Our adult education business delivered a non-GAAP operating profit of RMB76 million during this quarter, though it was lower than the same period of last year. This decrease was mainly because a portion of revenue was being deferred to later periods and additional student acquisition costs incurred due to the increasing numbers of students enrolled through the university partnership channel. We believe in the profitability of the business partnership with universities in the long term and we are confident in the long-term growth in adult education business. For kid education business, with rapid expansion, in the first nine months of 2018, there were over 70 new centers opened and 21 centers added through acquisition. Many of these centers are not at the mature stage yet, which led to a non-GAAP operating loss of RMB104 million for the kid education business during this quarter. We believe that more and more kid education centers will ramp up gradually and start to make profit along with increases in-class students. With broad market potential and favorable government regulations, we have every confidence in this business segment, and will further expand our center network, recruit talents and improve course structures. We believe that the maturing of the kid business and the adult university partnership model will bring us solid foundation of growth in 2019 and beyond, and our focus on operational efficiency improvement will help us to achieve profitability growth in future years.”

Third Quarter 2018 Results

Net Revenues

Net revenues increased by 23.2% to RMB699.9 million in the third quarter of 2018, from RMB568.2 million in the same period in 2017. RMB57.0 million of net revenue was contributed by our kid education business in the quarter. The increase in our adult education programs was primarily due to increased course enrollments.

Total course enrollments in adult education business in the third quarter of 2018 increased by 7.2% to 34,870, from 32,526 in the same period in 2017, which was mainly driven by the popularity of our course offerings. The total seat capacity in our adult learning centers increased by 8.0% to 62,698 as of September 30, 2018, from 58,066 as of September 30, 2017, to cater to the increased demand for our courses.

We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 73%/27% and 78%/22% in the third quarter of 2018 and 2017, respectively.

Cost of Revenues

Cost of revenues increased by 48.6% to RMB235.2 million in the third quarter of 2018, from RMB158.2 million in the same period in 2017. Our kid education program contributed RMB68.0 million of cost of revenues in the third quarter of 2018. The increase in our adult education programs cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses and other supplier cost for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit increased by 13.3% to RMB464.7 million in the third quarter of 2018, from RMB410.0 million in the same period in 2017. Gross margin was 66.4% in the third quarter of 2018, compared with 72.2% in the same period in 2017. The decrease in gross margin was mainly due to the rapid expansion of our learning centers in kid education programs and university partnership business.

Operating Expenses

Total operating expenses increased by 66.5% to RMB525.4million in the third quarter of 2018, from RMB315.5 million in the same period in 2017. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 66.5% to RMB492.1 million in the third quarter of 2018, from RMB295.5 million in the same period in 2017. Total share-based compensation expenses allocated to the related operating expenses increased by 66.2% to RMB33.2 million in the third quarter of 2018, from RMB20.0 million in the same period in 2017.

Selling and marketing expenses increased by 67.9% to RMB319.0 million in the third quarter of 2018, from RMB190.0 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers, mainly in our kids centers.

General and administrative expenses increased by 69.3% to RMB164.0 million in the third quarter of 2018, from RMB96.8 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations, especially in our kids business.

Research and development expenses increased by 47.7% to RMB42.3 million in the third quarter of 2018, from RMB28.7 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB60.7 million for the third quarter of 2018, compared to operating income of RMB94.5 million in the same period in 2017. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB27.2 million, compared to non-GAAP operating income of RMB114.8 million in the same period in 2017. Kid education program contributed RMB104.0 million of operating loss in the third quarter of 2018.

Interest Income

Interest income was RMB6.4 million in the third quarter of 2018, compared to RMB5.1 million in the same period in 2017. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students.

Other (Loss)/ Income

Other loss was RMB8.9 million in the third quarter of 2018, compared to RMB6.3 million of income in the same period in 2017. There was an investment loss of RMB10.0 million recognized in the third quarter of 2018 related to the Company’s impairment on an available for sale investment.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB4.2 million in the third quarter of 2018, compared to RMB2.1 million foreign exchange loss in the same period in 2017. The gain was mainly attributable to the depreciation of China’s RMB against the U.S. Dollar.

Income Tax Expense

The Company recorded an income tax expense of RMB27.5 million in the third quarter of 2018, compared to RMB6.8 million income tax expense in the same period in 2017. The change was mainly due to an increase of the effective tax rate.

Net Loss

As a result of the foregoing, net loss was RMB86.5 million in the third quarter of 2018, compared to net income of RMB97.0 million in the same period in 2017. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB53.1 million, compared to a non-GAAP net income of RMB117.3 million in the same period in 2017.

Loss per ADS

Loss per ADS were RMB1.60 in the third quarter of 2018. Non-GAAP loss per ADS, which excluded share-based compensation expenses, were RMB0.98.

Cash Flow

Net cash inflow from operating activities for the third quarter of 2018 was RMB30.8 million. Capital expenditures for the third quarter of 2018 were RMB84.7 million. The decrease of ending balance of cash and cash equivalent by the end of September 30, 2018 resulted mainly from the repurchasing of 1,879,051 Class A ordinary shares from the open market for an aggregate consideration of US$15.9 million, an aggregate payment of cash dividends of US$6.8 million (US$0.12 per ADS) in June 2018 to shareholders of record as of the close of business on April 5, 2018, as well as an aggregate payment of RMB70.7 million for equity investments during the first nine months of 2018.

Kid education business contributed cash receipt of RMB138.9 million during the third quarter.

Shares Issued and Outstanding

As of September 30, 2018, the Company had 46,255,583 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

First Nine Months 2018 Results

Net Revenues

Net revenues increased by 19.7% to RMB1,624.0 million for the first nine months of 2018, from RMB1,356.8 million in the same period in 2017. RMB108.3 million of net revenue was contributed by our kid education business for the first nine months of 2018. The increase in our adult education programs was primarily due to increased course enrollments and an increase in the standard tuition fees.

Total course enrollments in adult education business for the first nine months of 2018 increased by 8.4% to 92,118, from 85,017 in the same period in 2017, which was mainly driven by the popularity of our course offerings.

Cost of Revenues

Cost of revenues increased by 47.8% to RMB634.8 million for the first nine months of 2018, from RMB429.6 million in the same period in 2017. Our kid education program contributed RMB132.0 million of cost of revenues for the first nine months of 2018. The increase in our adult education programs cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, as well as increased rental cost resulting from higher seat capacity.

Gross Profit and Gross Margin

Gross profit increased by 6.7% to RMB989.2 million for the first nine months of 2018, from RMB927.2 million in the same period in 2017. Gross margin was 60.9% for the first nine months of 2018, compared with 68.3% in the same period in 2017.The decrease in gross margin was mainly due to an increase in personnel cost and welfare expenses for teaching and advisory staff, as well as the rapid expansion of our learning centers in kid education programs and university partnership business.

Operating Expenses

Total operating expenses increased by 67.6% to RMB1,392.7 million for the first nine months of 2018, from RMB830.9 million in the same period in 2017. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 66.4% to RMB1,299.7 million for the first nine months of 2018, from RMB781.0 million in the same period in 2017. Total share-based compensation expenses allocated to the related operating expenses increased by 86.4% to RMB93.0 million for the first nine months of 2018, from RMB49.9 million in the same period in 2017.

Selling and marketing expenses increased by 65.6% to RMB817.0 million for the first nine months of 2018, from RMB493.5 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 68% to RMB453.4 million for the first nine months of 2018, from RMB269.8 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 68.8% to RMB386.9 million, from RMB229.1 million in the same period in 2017.

Research and development expenses increased by 80.7% to RMB122.2 million for the first nine months of 2018, from RMB67.6 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB403.4 million for the first nine months of 2018, compared to operating income of RMB96.3 million in the same period in 2017. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB308.7 million, compared to non-GAAP operating income of RMB147.0 million in the same period in 2017. Kid education program contributed RMB217.0 million of operating loss for the first nine months of 2018.

Interest Income

Interest income was RMB20.4 million for the first nine months of 2018, compared to RMB13.5 million in the same period in 2017. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students.

Other (Loss)/ Income

Other loss was RMB3.5 million for the first nine months of 2018, compared to RMB18.0 million of income in the same period in 2017. There was an investment loss of RMB10.0 million recognized in the third quarter of 2018 related to the Company’s impairment on an available for sale investment.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB5.0 million for the first nine months of 2018, compared to RMB4.5 million foreign exchange loss in the same period in 2017. The gain was mainly attributable to the depreciation of China’s RMB against the U.S. Dollar.

Income Tax Expense

The Company recorded an income tax expense of RMB51.6 million for the first nine months of 2018, compared to RMB13.1 million income tax expense in the same period in 2017. There was income tax expense of RMB24.7 million arisen from payment of dividend made to offshore parent company in the second quarter of 2018, excluding which, the increase was mainly due to an increase of effective tax rate.

Net Loss

As a result of the foregoing, net loss was RMB433.1 million for the first nine months of 2018, compared to net income of RMB110.2 million in the same period in 2017. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB338.4 million, compared to a non-GAAP net income of RMB160.9 million in the same period in 2017.

Loss per ADS

Loss per ADS were RMB7.79 for the first nine months of 2018. Non-GAAP loss per ADS, which excluded share-based compensation expenses, were RMB6.08.

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2018 are expected to be between RMB625.0 million and RMB650.0 million, representing an increase of 1.3% to 5.3% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2018 to be between RMB2,249.0 million and RMB2,274.0 million, representing an increase of 13.9% to 15.2% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00PM U.S. Eastern Time on Monday, November 19, 2018 (9:00AM Beijing Time on Tuesday, November 20, 2018).

United States: +1 845 675 0437 or +1 866 519 4004

Hong Kong: +852 3018 6771 or 800 906 601

China Mainland: 800 819 0121 or 400 620 8038

Taiwan: +886 255723895 or 0 809 091 568

Canada: +1 866 386 1016

United Kingdom: +44 203 621 4779

International: +65 6713 5090

Conference ID: 9478006

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through November 27, 2018. The dial-in details for the replay are:

United States: +1 855 452 5696

Hong Kong: 800 963 117

China: 800 870 0206

Taiwan: 00 801232482

Canada: +1 855 759 0869

United Kingdom: 0 808 234 0072

International: +61 2 8199 0299

Conference ID: 9478006

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 620,000 students, cooperated with approximately 800 universities and colleges and placed students with approximately accumulated 150,000 corporate employers in a variety of industries.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Lei Song

Investor Relations Contact

Tarena International, Inc.

Tel: +8610 56219451

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	September 30	December 31
	2018	2017
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	433,284	686,691
Time deposits	223,173	432,536
Short-term investments	111,612	—
Accounts receivable, net of allowance for doubtful accounts	244,228	216,700
Amounts due from a related party	—	231
Inventory, net	6,381	—
Prepaid expenses and other current assets	213,301	156,360
Total current assets	1,231,979	1,492,518
Time deposits	514	505
Accounts receivable, net of allowance for doubtful accounts	9,425	14,582
Property and equipment, net	621,699	519,691
Long-term investments	94,239	101,920
Other non-current assets(a)	210,501	153,429
Total assets	2,168,357	2,282,645

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	15,733	11,351
Amounts due to a related party	73	-
Income taxes payable	114,390	125,971
Deferred revenue	729,942	302,163
Accrued expenses and other current liabilities	203,449	184,646
Total current liabilities	1,063,587	624,131
Other non-current liabilities	3,700	4,329
Total liabilities	1,067,287	628,460

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	329	327
Class B ordinary shares	74	74
Treasury stock(b)	(427,817)	(255,103)
Additional paid-in capital	1,191,945	1,094,872
Accumulated other comprehensive income	51,644	54,122
Retained earnings	284,589	759,893
Total equity attributable to Tarena International, Inc.	1,100,764	1,654,185
Non-controlling interest	306	—
Total liabilities and shareholders’ equity	2,168,357	2,282,645

Note:

(a)	The intangible assets and goodwill arising from the acquisition of RTEC are included in the other non-current assets for this report due to that the evaluation of purchase price allocation is still under review.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Net revenues	699,879	568,226	1,624,013	1,356,807
Cost of revenues(a)	(235,174)	(158,246)	(634,777)	(429,590)
Gross profit	464,705	409,980	989,236	927,217
Selling and marketing expenses(a)	(319,027)	(190,002)	(817,048)	(493,465)
General and administrative expenses(a)	(164,004)	(96,847)	(453,416)	(269,845)
Research and development expenses(a)	(42,337)	(28,670)	(122,187)	(67,605)
Operating (loss) income	(60,663)	94,461	(403,415)	96,302
Interest income	6,354	5,101	20,386	13,482
Other (loss) income	(8,912)	6,295	(3,481)	17,980
Foreign exchange (loss) gain	4,230	(2,130)	5,019	(4,462)
(Loss) income before income taxes	(58,991)	103,727	(381,491)	123,302
Income tax expense	(27,503)	(6,762)	(51,602)	(13,086)
Net (loss) income	(86,494)	96,965	(433,093)	110,216
Less: Net loss attributable to non-controlling interests	(313)	-	(744)	-
Net (loss) income attributable to Class A and Class B ordinary shareholders	(86,181)	96,965	(432,349)	110,216

Net (loss) income per Class A and Class B ordinary share:
Basic	(1.60)	1.69	(7.79)	1.93
Diluted	NA	1.62	NA	1.84
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	53,997,011	57,433,015	55,509,112	57,042,450
Diluted	NA	59,719,589	NA	59,792,579

Net (loss) income	(86,494)	96,965	(433,093)	110,216
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	6,663	(5,915)	10,862	(12,311)
Unrealized gain on available for sale securities, net of RMB604(RMB604 for the nine months in 2018) income taxes	(9,621)	5,129	(9,621)	23,488
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB604(RMB604 for the nine months in 2018) income taxes	(3,719)	(5,129)	(3,719)	(13,738)
Comprehensive income	(93,171)	91,050	(435,571)	107,655

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended September 30		For the Nine months Ended September 30
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Cost of revenues	223	345	1,752	811
Selling and marketing expenses	929	1,247	8,039	2,623
General and administrative expenses	24,706	16,176	66,560	40,721
Research and development expenses	7,584	2,568	18,374	6,524

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	235,174	158,246	634,777	429,590
Share-based compensation expense in cost of revenues	223	345	1,752	811
Non-GAAP Cost of revenues	234,951	157,901	633,025	428,779

GAAP Selling and marketing expenses	319,027	190,002	817,048	493,465
Share-based compensation expense in selling and marketing expenses	929	1,247	8,039	2,623
Non-GAAP Selling and marketing expenses	318,098	188,755	809,009	490,842

GAAP General and administrative expenses	164,004	96,847	453,416	269,845
Share-based compensation expense in general and administrative expenses	24,706	16,176	66,560	40,721
Non-GAAP General and administrative expenses	139,298	80,671	386,856	229,124

GAAP Research and development expenses	42,337	28,670	122,187	67,605
Share-based compensation expense in research and development expenses	7,584	2,568	18,374	6,524
Non-GAAP Research and development expenses	34,753	26,102	103,813	61,081

Operating (loss) income	(60,663)	94,461	(403,415)	96,302
Share-based compensation expenses	33,442	20,336	94,725	50,679
Non-GAAP Operating (loss) income	(27,221)	114,797	(308,690)	146,981

Net (loss) income	(86,494)	96,965	(433,093)	110,216
Share-based compensation expenses	33,442	20,336	94,725	50,679
Non-GAAP Net (loss) income	(53,052)	117,301	(338,368)	160,895
Less: Net loss attributable to non-controlling interests	(313)	-	(744)	-
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(52,739)	117,301	(337,624)	160,895
Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	(0.98)	2.04	(6.08)	2.82
Diluted	NA	1.96	NA	2.69
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	53,997,011	57,433,015	55,509,112	57,042,450
Diluted	NA	59,719,589	NA	59,792,579

Notes:

(a) The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b) There was no tax impact of share-based compensation expenses for the three-month and nine-month ended September 30, 2018 and 2017.